UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No.  )*

                       DATAMARINE INTERNATIONAL, INC.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                  238045108
                               (CUSIP Number)

                              David C. Thompson
               SEA Inc. of Delaware, 7030 - 220th Street S.W.,
             Mountlake Terrace, WA  98043;  Tel:  (206) 771-2182
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

          May 24, 1996, May 28, 1996, May 30, 1996 and June 4, 1996
           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [ ].

Check the following box if a fee is being paid with this statement. [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

           Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)

- ---------------------------------------------------------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.   238045108      13D       Page 3 of 11 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DAVID MITCHELL BROWN            ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [ ]
                                                              (b)   [X]

3     SEC USE ONLY

4     SOURCE OF FUNDS*    Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF          7     SOLE VOTING POWER
SHARES
BENEFICIALLY             40,803 shares
OWNED BY
SHARED VOTING      8     -0-  shares
EACH
REPORTING          9     SOLE DISPOSITIVE POWER
PERSON
WITH                     40,803 shares

                  10     SHARED DISPOSITIVE POWER

                         -0- shares

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      40,803 shares (including options for the purchase of 1,500 shares which are currently exercisable)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.1%

14    TYPE OF REPORTING PERSON*

      IN

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!


      The purpose of this filing is to serve as the first individual filing by David B. Brown with respect to his beneficial ownership of the common stock, $.01 par value per share (the "Common Stock"), of Datamarine International, Inc. (the "Issuer") and to report the information contained herein. In Amendment No. 11 to the Schedule 13D filed by Peter D. Brown, David M. Brown and Adam Brown on May 23, 1996, Peter D. Brown, David M. Brown and Adam Brown stated their intention to no longer constitute a "group" with respect to the securities of the Issuer, and stated that future filings with respect to transactions in securities of the Issuer would be filed by the foregoing persons individually. For information regarding David M. Brown's prior beneficial ownership of, and transactions in respect of, the Common Stock of the Issuer, reference is made to Amendment No. 3, filed on June 11, 1987, to the Schedule 13D filed on May 6, 1982 by Peter D. Brown with respect to his beneficial ownership of the Common Stock of the Issuer, as further amended by Amendment No. 4 thereto filed on September 18, 1987, by Amendment No. 5 thereto filed on December 10, 1987, by Amendment No. 6 thereto filed on January 29, 1988, by Amendment No. 7 thereto filed on December 13, 1988, by Amendment No. 8 thereto filed on January 8, 1990, by Amendment No. 9 thereto filed on August 17, 1990, by Amendment No. 10 thereto filed on November 2, 1994, and by Amendment No. 11 thereto filed on May 23, 1996. Amendment No. 3 served as the initial filing of David M. Brown and Penobscot Corporation on Schedule 13D in respect of their ownership of the Common Stock of the Issuer.

      The information contained in this Schedule 13D is accurate in all material respects.

Item 1.  Security and Issuer.

      This Schedule 13D relates to the Common Stock of Datamarine
International, Inc., a Massachusetts corporation. The principal executive offices are located at 7030 - 220th Street S.W., Mountlake Terrace, WA 98043.

Item 2.  Identity and Background.

      This Schedule 13D relates to the following person:

      *    David Mitchell Brown
           Business Address:      545 Cedar Lane, Teaneck, New Jersey  07666
           Principal Occupation:  Executive, Penobscot Management L.L.C.,
                                  (same address as above)
           Citizenship:  United States

      During the last five years, David M. Brown has not been convicted in a criminal proceeding and has not been a party to any civil proceeding relating to Federal or State securities laws or resulting in any judgment, decree or order enjoining violation of, or prohibiting or mandating activities subject to, Federal and State securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

      Not applicable

Item 4.  Purpose of Transaction.

      David M. Brown has no current plans or proposals that relate to or would result in any of the actions or occurrences described in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      David M. Brown is the record owner of 39,303 shares of the issuer's Common Stock, representing 3.0% of the Issuer's issued and outstanding Common Stock. David M. Brown has the sole power to vote and dispose of all of the shares held of record by him. David M. Brown also holds a currently exercisable option to purchase 1,500 shares of Common Stock, representing 0.1% of the issuer's outstanding Common Stock.

      During the past 60 days, the following transactions were effected:
(a) On May 24, 1996, David M. Brown sold 4,000 shares of the Issuer's Common Stock at $11.50 per share on the NASDAQ Stock Market; (b) on May 28, 1996, David M. Brown sold 2,000 shares of the Issuer's Common Stock at $11.50 per share on the NASDAQ Stock Market and 37,500 shares of the Issuer's Common Stock at $10.75 per share through a broker to an unrelated third party; (c) on May 30, 1996, David M. Brown sold 1,000 shares of the Issuer's Common Stock at $13.00 per share on the NASDAQ Stock Market; (d) on June 4, 1996, David M. Brown sold 1,700 shares of the Issuer's Common Stock at $12.50 per share on the NASDAQ Stock Market.

      David M. Brown ceased to be a beneficial owner of more than five percent of the Issuer's Common Stock on May 28, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None

Item 7.  Material to be Filed as Exhibits.

      None.


                                  SIGNATURE

      After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      Dated:   July 1, 1996


                                        /s/  DAVID M. BROWN
                                        ----------------------------------
                                             DAVID M. BROWN